UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                ----------------

                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED PARTNERS LIMITED PARTNERSHIP
                               SMITHTOWN BAY, LLC
                         GLOBAL CAPITAL MANAGEMENT, INC.
                               JOHN D. BRANDENBORG
                                 MICHAEL J. FREY
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 WITH A COPY TO:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION:* $40,287,500.00
                     AMOUNT OF FILING FEE:        $3,259.26

================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 73,250 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

                       Amount Previously Paid:   $3,259.26
                       Form or Registration No.: 5-54933
                       Filing Party:             Kalmia Investors, LLC
                       Date Filed:               October 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party tender offer subject to Rule 14d-1

|_|  Issuer tender offer subject to Rule 13e-4

|_|  Going-private transaction subject to Rule 13e-3

|_|  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?
================================================================================

This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (which together with the Amendment No. 1, Amendment No. 2 thereto and this Amendment No. 3 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on October 6, 2003, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company, and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John
D. Brandenborg and Michael J. Frey, which are collectively referred to as "Purchaser", to purchase up to 73,250 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after October 1, 2003, in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2003, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"). Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 73,250 Units specified above constitute approximately 54% of the outstanding Units.

This Amendment No. 3 is filed to make certain changes to the Offer to Purchase, and to replace Exhibit (a)(1)-1 with Exhibit (a)(1)-1 included herein. (See Exhibit (a)(1)-1 included herein).

The information set forth in the Amended Offer to Purchase is incorporated in this Tender Offer Statement by reference, in answers to Items 1 through 11 of this Tender Offer Statement.

ITEM 12.      EXHIBITS.

  (a)(1)-1 Offer to Purchase, dated October 6, 2003, as amended October 21 and as further amended October 28, 2003.

  (a)(1)-2    Agreement of Sale.*

  (a)(1)-3    Cover Letter, dated October 6, 2003, from Purchaser to
              Unitholders.*

  (a)(1)-4    Summary Publication of Notice of Offer dated October 6, 2003.*

  (a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*

  (a)(1)-6    Press Release of the Purchaser, dated October 6, 2003.*

  (a)(1)-7    Letter dated October 23, 2003, from the Purchaser to Unitholders.*

  (b)         Not applicable.

  (d)         Not applicable.

  (g)         Not applicable.

  (h)         Not applicable.

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

----------
*Previously filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     KALMIA INVESTORS, LLC

                                        By: Smithtown Bay, LLC
                                            Its Manager

                                        By: Global Capital Management, Inc.
                                            Its Manager

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: October 28, 2003


                                     SMITHTOWN BAY, LLC

                                        By: Global Capital Management, Inc.
                                            Its Manager

                                        By: /s/ Michael J. Frey
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: October 28, 2003


                                     MERCED PARTNERS LIMITED PARTNERSHIP

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: October 28, 2003


                                     GLOBAL CAPITAL MANAGEMENT, INC.

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: October 28, 2003


                                     MICHAEL J. FREY

                                        By: /s/ Michael J. Frey
                                            -------------------

                                     Dated: October 28, 2003


                                     JOHN D. BRANDENBORG

                                        By: /s/ John D. Brandenborg
                                            -----------------------

                                     Dated: October 28, 2003

                                  EXHIBIT INDEX

Exhibit
Number              Description                                           Page
-----------         ------------                                          ------

(a)(1)-1 Offer to Purchase, dated October 6, 2003, as amended on October 21, 2003 and as further amended October 28, 2003.

(a)(1)-2            Agreement of Sale.*

(a)(1)-3            Cover Letter, dated October 6, 2003, from
                    Purchaser to Limited Partners.*

(a)(1)-4            Summary Publication of Notice of Offer dated
                    October 6, 2003.*

(a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*

(a)(1)-6            Press Release of the Purchaser, dated October
                    6, 2003.*

(a)(1)-7            Letter dated October 23, 2003, from the
                    Purchaser to Unitholders. *

(b)                 Not applicable.

(d)                 Not applicable.

(g)                 Not applicable.

(h)                 Not applicable.

----------
*Previously Filed

21919.0001 #438307